[CAINS]



                                          June 24, 1997


Thacher Proffitt & Wood
Two World Trade Center
New York, New York  10048
Attention:  Maria Livanos


Dear Sirs:

         We act as legal advisers in the Isle of Man to Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC (together the "Owners") and Golden State Holdings I, Ltd in connection with the registration under the Securities Act of 1933, as amended, of the United States of First Preferred Exchange Mortgage Notes Due 2019 (the "Notes") and the related preparation and filing of a Registration Statement on Forms S-4 and F-4.

         Whilst we do not purport to discuss or opine upon all possible Isle of Man tax consequences of an investment in the Notes, we confirm that as at the date of this letter no Isle of Man withholding taxes will be imposed on sinking fund payments or payments of principal, interest or premium, if any, thereon with respect to the Notes and the holders of the Notes will not be subject to any income taxes imposed by the Isle of Man solely as a result of owning the Notes.

         This statement assumes that the holders of Notes are not resident in the Isle of Man for tax purposes and that each of the Owners qualifies and will continue to qualify for tax purposes as an intentional company under the International Business Act 1994 of the Isle of Man.

                                          Yours faithfully


                                          /s/ CAINS